

Mail Stop 3561

June 30, 2016

Kathleen A. Roberton
Chief Executive Officer
NuState Energy Holdings, Inc.
401 E. Las Olas Boulevard, Suite 1400
Fort Lauderdale, FL 33301

> **Re:**   **Nu State Energy Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed April 11, 2016**
> **Form 10-Q for the Quarterly Period Ended March 31, 2016**
> **Filed May 16, 2016**
> **File No. 000-25753**

Dear Ms. Roberton:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Exhibits 31.1 and 31.2 Certifications

1.   Please revise the introduction to paragraph (4) to read as follows: "The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have…". In addition, please insert as paragraph 4(b) the required language pertaining to your designing such internal control over financial reporting…for external purposes in accordance with generally accepted accounting principles." Reference is made to the entirety of paragraph 4 of Item 601(b)(31) of Regulation S-K. This comment is also applicable to Exhibits 31.1 and 31.2 to your December 31, 2015 and September 30, 2015 Quarterly Reports on Form 10-Q. The quarterly reports should be amended to include in full, the interim financial statements

under Item 1 and the controls and procedures section under Item 4 of the Form 10-Q. Please refer to analogous guidance in the Staff's Compliance and Disclosure Interpretations (C&DI's), Question No. 246.13 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure